FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   October 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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Maribeth Landwehr, Corporate Communications	Astellass US LLC	(847) 317-8988
James Green , Corporate Affairs	King Pharmaceuticals, Inc.	(423) 989-8125
Dan Suesskind, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-941-1717
George Barrett, Corp. Exec. V.P. - Global Pharmaceutical Markets Chief Executive Officer	Teva Pharmaceutical Industries Ltd. Teva North America	(215) 591-3030
Liraz Kalif / Kevin Mannix, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215) 591-8912

For Immediate Release

ADENOSCAN® PATENT LAWSUITS SETTLED
Astellas, King and Item finalize settlement agreement with Teva

Tokyo, Japan/Bristol, TN, USA/Jerusalem, Israel, October 22, 2007 - Astellas Pharma Inc. ("Astellas"; headquarters: Tokyo; President and CEO: Masafumi Nogimori), King Pharmaceuticals, Inc. ("King"; NYSE: KG) and Teva Pharmaceutical Industries Ltd. ("Teva" Nasdaq:TEVA) today announced that US subsidiaries of Astellas, along with Item Development AB ("Item") and King have executed settlement agreements with one of Teva's subsidiaries on lawsuits filed in the United States against Teva's subsidiaries regarding their submission of an abbreviated new drug application ("ANDA") for a generic version of Adenoscan® (adenosine injection), a pharmacologic stress agent.

Two lawsuits were filed by Astellas US LLC and Astellas Pharma US, Inc. in the US District Court in Delaware on May 26, 2005 – one with co-plaintiff Item and the other with co-plaintiff King, respectively. Under the terms of the settlement agreement, Teva will be able to launch their generic version of Adenoscan pursuant to a license in September 2012, or earlier under certain conditions. Except as described, the terms of the settlement are confidential.

Subject to the Court's approval, the cases will be dismissed and the patents remain in place including U.S. Patent No. 5,731,296, which expires in March 2015 and U.S Patent No. 5,070,877, which expires in May 2009.

Adenoscan® (adenosine injection), licensed and sold by Astellas in the US, is a pharmacologic stress agent indicated as an adjunct to thallium-201 myocardial perfusion scintigraphy in patients unable to exercise adequately.

Astellas is the exclusive licensee of the U.S. use patents with regard to adenosine injection owned by King and Item and has marketed Adenoscan in the U.S. since 1995.

About Astellas

Astellas Pharma US, Inc., located in Deerfield, Illinois, is a U.S. affiliate of Tokyo-based Astellas Pharma Inc., Astellas is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. The organization is committed to becoming a global category leader in focused areas by combining outstanding R&D and marketing capabilities. In the US, Astellas markets products in the areas of Immunology, Urology, Anti-Infectives, Cardiovascular and Dermatology. For more information about Astellas Pharma US, Inc., please visit our website at www.astellas.com/us.

About King Pharmaceuticals

King, headquartered in Bristol, Tennessee, is a vertically integrated branded pharmaceutical company. King, an S&P 500 Index company, seeks to capitalize on opportunities in the pharmaceutical industry through the development, including through in-licensing arrangements and acquisitions, of novel branded prescription pharmaceutical products in attractive markets and the strategic acquisition of branded products that can benefit from focused promotion and marketing and life-cycle management.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 75 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                          (Registrant)

By: /s/ Dan Suesskind
                                         Name: Dan Suesskind
                                         Title: Chief Financial Officer

Date: October 22, 2007